EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Pioneer Natural Resources Company and Pioneer Natural Resources USA, Inc. for the registration of debt securities, guarantees of debt securities, common stock, preferred stock, depositary shares, warrants, stock purchase contracts and stock purchase units and to the incorporation by reference therein of our reports dated February 26, 2014, with respect to the consolidated financial statements of Pioneer Natural Resources Company and the effectiveness of internal control over financial reporting of Pioneer Natural Resources Company included in the Annual Report (Form 10-K) of Pioneer Natural Resources Company for the year ended December 31, 2013.

/s/ Ernst & Young LLP

Dallas, Texas

May 30, 2014